

Mail Stop 4720

April 6, 2016

Steven E. Crouse
Chief Financial Officer
Paragon Commercial Corporation
3535 Glenwood Avenue
Raleigh, NC 27612

> **Re: Paragon Commercial Corporation**
> **Draft Registration Statement on Form S-1**
> **Submitted March 11, 2016**
> **CIK No. 0001414374**

Dear Mr. Crouse:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. We note that you are an emerging growth company. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Implications of Being an Emerging Growth Company, page ii

2. In the last bullet point you disclose that as an EGC, you can delay the adoption of new or revised accounting standards. Please tell us and to the extent necessary, revise your disclosure to indicate when you will make a final determination and what that determination will be.

Prospectus Summary

Our Strategy, page 1
We focus on creating stockholder value, page 3

3. We note that you compare your efficiency ratio to that of "peer institutions" throughout the prospectus. Where appropriate, please list the peer institutions against which you compare your financial performance and their respective efficiency ratios. If this group of peer institutions is different from the "peer group" referenced in Note 10, page F-29 to the financial statements, please make appropriate disclosures accordingly.

Risk Factors

We maintain a large number of deposit relationships . . ., page 12

4. We note your disclosure regarding your ten largest deposit relationships. Please include the percentage of overall deposits that these relationships comprised at December 31, 2015.

Use of Proceeds, page 27

5. Please disclose the amount of the outstanding bank holding company loan, or cross reference the section of the filing where you make this disclosure.

Market for Our Common Stock, page 31

6. We note that you have disclosed reported sales prices for the fiscal year ending December 31, 2014. Based on the April 16, 2015 OTC Markets' press release available on its website, it appears that Paragon Commercial's common stock started trading on that day. Please revise your disclosure accordingly, or otherwise, explain how you derived the sale prices for the period prior to April 16, 2015.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview of Recent Financial Performance, page 32

7. At the end of the second paragraph, please disclose the percentage of total nonperforming loans to total loans of your peer group for the fiscal years ended December 31, 2014 and 2015.

Maturities and Sensitivities of Loans to Interest Rates, page 36

8. We note your disclosure that you may renew loans at maturity when requested by a customer whose financial strength appears to support such renewal or when such renewal appears to be in the Company's best interest. Please respond to the following:

    • Tell us the factors you consider in evaluating whether renewal is in the Company's best interest.

    • Tell us whether you re-underwrite the loan at the time of renewal.

    • Tell us whether you would consider a renewal of a loan at maturity at the existing rate on the loan to be a troubled debt restructuring if the customer's financial strength had decreased since the original loan issuance.

    • Tell us the approximate percentage of your loans where you grant renewals at the time of maturity. To the extent possible, please separate the percentage based on those customers whose financial strength appears to support such renewal, versus those renewals where the loan renewal is only considered to be in your best interest.

Short Term and Long Term Debt, page 40

9. Please disclose the material terms of the junior subordinated debentures, including interest rate and maturity, as well as the total amount of interest paid to holders of the debentures for the years ended December 31, 2015 and 2014, respectively. Alternatively, please cross-reference Note 7, page F-26 disclosure, where you make these relevant disclosures.

Liquidity, page 46

10. Please refer to the fifth paragraph of your disclosure. Please elaborate on your statement that management believes that "most other time deposits are relationship-oriented."

<u>Capital, page 47</u>

11. We note your disclosure that the Company and the Bank exceeded federal regulatory
    guidelines for a well-capitalized depository institution and that you expect the Company and
    the Bank will remain well-capitalized for regulatory purposes. However, we note from the
    table directly below this disclosure that you have disclosed N/A for the minimum ratio to be
    well-capitalized for the Company, and only disclosed the minimum required to be adequately
    capitalized. Please revise this disclosure as appropriate to explain why the well-capitalized
    minimum ratios are N/A for the Company, particularly in light of the fact that you have
    disclosed that that the Company qualifies as well-capitalized. Additionally, to the extent that
    you want to continue to report the minimum ratio required to be adequately capitalized in this
    section, please include the potential limitations to your business if you fail to achieve the
    well-capitalized capital ratios and only meet the adequately capitalized ratios.

<u>Business</u>

<u>Lending Activities</u>
<u>General, page 56</u>

12. Please disclose the percentage of your overall loan portfolio that was collateralized as of
    December 31, 2015.

<u>Our Executive Management Team, Key Employees and Board of Directors, page 59</u>

13. We note that the biographies for Messrs. Barringer and Ragland do not specifically address
    their business experience for the past five years, as required by Item 401(e) of Regulation S-
    K. Please revise your disclosure to include such information.

<u>Executive Compensation and Other Matters</u>

<u>Summary Compensation Table, page 67</u>

14. We note that the cash bonus represents approximately 25% of each of the named executive
    officer's total compensation. In accordance with Item 402(o) of Regulation S-K, please
    provide brief narrative disclosure of the material factors in granting these cash bonuses, as
    well as describe the material terms of the 2015 stock awards in accordance with Regulation
    S-K Item 402(o)(4).

<u>Supervision and Regulation, page 81</u>

15. At the end of the introductory paragraph, you state that the "discussion is qualified in its
    entirety by reference to applicable laws and regulations." You may not qualify information
    in your prospectus in this manner unless incorporation by reference or a summary of a

document filed as an exhibit is required. Refer to Securities Act Rule 411(a). Please revise your disclosure accordingly.

Note 13 – Regulatory Matters, page F-34

16. We note your disclosure at the top of page F-34 that states that the minimum required capital amounts presented include the minimum required capital levels as of December 31, 2015, based on the phase-in provisions of the Basel III Capital Rules and the minimum required capital levels as of January 1, 2019 when the Basel III Capital Rules have been fully phased-in. Additionally, you state that the capital levels required to be considered well capitalized are based upon prompt corrective action regulations, as amended to reflect the changes under the Basel III Capital Rules. Please respond to the following:

- Tell us how the amounts included in the minimum required capital levels can represent both the minimum required capital levels on a phase-in basis and a fully phased-in basis. In this regard, based on your disclosure on page F-33 where you discuss the phase-in criteria, it appears the minimum capital ratios increase on a fully-phased in basis. Please advise or revise.

- Tell us why you have reflected N/A for the well-capitalized amounts/ratios for the Company, when based on your disclosure on page F-33, it appears you state that both the Bank and the Company are required to meet certain minimum ratios.

- Clarify why you have included the amounts to be considered "adequately capitalized" in your disclosure as opposed to just the minimum thresholds to be considered well capitalized.

You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Stephanie Sullivan, Senior Assistant Chief Accountant, at (202) 551-3512 if you have questions regarding comments on the financial statements and related matters. Please contact Josh Samples, Staff Attorney, at (202) 551-3199 or me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Todd Eveson
        Wyrick Robbins Yates & Ponton LLP